NO ACT

DC
PE
2-5-08

Act: 1934
~~Section:~~ SCH 13g
Rule:
Public Availability: 2\20\2008



08041694

February 20, 2008

Received SEC
FEB 20 2008
Washington, DC 20549

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dollar Tree Stores, Inc.
Incoming letter dated February 5, 2008

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether Holdco is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Holdco may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if Holdco, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-8. Instead, Holdco may adopt the Company's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements;

- The Company's Exchange Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The Merger will be a succession for purposes of Rule 12g-3(a) under the Exchange Act and Holdco will be a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act; and

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Company Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Merger, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdco is the successor to the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,



Jeffrey S. Cohan
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2008

Mail Stop 3010

John S. Mitchell, Jr.
Williams Mullen
1666 K Street, NW, Suite 1200
Washington, DC 20006

Re: Dollar Tree Stores, Inc.

Dear Mr. Mitchell:

In regard to your letter of February 5, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee
Deputy Chief Counsel



WILLIAMS MULLEN

RECEIVED
2008 FEB -6 AM 11:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Dial: 202.293.8117
jmitchell@williamsmullen.com

February 5, 2008

Securities Act of 1933
Rules 144 and 414
Forms S-3, S-4 and S-8

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3
Schedules 13D and 13G

CONFIDENTIAL TREATMENT REQUESTED BY DOLLAR TREE STORES, INC.
UNDER RULE 81(b), 17 C.F.R. 200.81(b)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dollar Tree Stores, Inc. – Holding Company Reorganization

Ladies and Gentlemen:

We are acting as counsel for Dollar Tree Stores, Inc., a Virginia corporation (the "**Company**"), in connection with a proposed reorganization of its corporate structure to form a holding company. This letter replaces the Company's prior requests for relief dated December 11, 2007 and January 24, 2008.

On the Company's behalf, we hereby request confirmation from the staff of the Securities and Exchange Commission Division of Corporation Finance (the "**Division**"), in the form of a no-action letter or interpretive opinion, that the staff of the Division will not recommend enforcement action by the Securities and Exchange Commission (the "**Commission**") with respect to certain interpretations under the Securities Act of 1933, as amended (the "**Securities Act**"), and the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), related to the Company's proposed reorganization. The staff of the Division has granted relief in numerous circumstances that are similar to the relief requested in this letter; however, to our knowledge, it has not addressed similar transactions under Virginia state corporate law.

As described more fully below, the Company is considering reorganizing its operations as a means to allow the Company to operate its businesses through a holding company structure in which the Company will become a wholly-owned subsidiary of a new holding company ("**Holdco**"). Solely for purposes of effecting the reorganization, the Company will initially form a wholly-owned subsidiary, a Virginia corporation referred to as Holdco. Holdco will then form its own wholly-owned merger subsidiary ("**Merger Sub**"), also a Virginia corporation. The Company proposes to enter into a Plan of Merger (the "**Plan of Merger**") with Holdco and Merger Sub pursuant to which the Merger Sub will be merged with and into the Company with the Company as the surviving corporation (the "**Merger**"). Immediately following the Merger, each person who owned an equity interest in the Company immediately prior to the Merger will own a corresponding equity interest in Holdco. As a result of the Merger, Holdco will thereafter indirectly conduct the businesses that the Company conducted immediately prior to the Merger.

The Company will accomplish the Merger pursuant to Section 13.1-719.1 of the Virginia Stock Corporation Act (the "**VSCA**"), a copy of which we are including as Exhibit A to this letter. Section 13.1-719.1 of the VSCA permits mergers of a parent company with a subsidiary such as the Merger. Mergers effected pursuant to Section 13.1-719.1 of the VSCA do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights. After the Merger, the Company may distribute certain of its subsidiaries to the Holdco in order to achieve a balanced internal corporate structure. However, the Merger is not being effected in connection with any currently pending corporate transaction. Moreover, although the Company's management and its Board of Directors have determined that a holding company structure will give them flexibility to pursue various strategic alternatives in the future, there are no current plans to pursue any particular corporate transaction following the Merger.

Summary of Basis for Relief Requested

The Company will effect the Merger after approval by the Company's Board of Directors, but without a vote of the Company's shareholders, pursuant to Section 13.1-719.1 of the VSCA. This section of the VSCA was recently enacted, and to our knowledge, no company has sought the relief we are requesting in connection with the formation of a holding company under this section. The staff of the Division has, however, granted relief similar to the relief we are requesting in numerous other instances involving similar laws in Delaware, Pennsylvania and Washington, among others. *See Roper Industries, Inc.* (available July 19, 2007); *InterDigital Communications Corporation* (available June 25, 2007); *Hecla Mining Co.* (available October 31, 2006); *Matria Healthcare, Inc.* (available February 10, 2005); *Johnson Controls, Inc.* (available January 28, 2005); *Kerr-McGee Corporation* (available July 31, 2001); *Lamalie Associates, Inc.* (available December 15, 1998); *El Paso Natural Gas Company* (available May 21, 1998); *Rouge Steel Co.* (available April 22, 1997); *BMC West Corporation* (available April 16, 1997); *Halliburton Company* (available December 11, 1996); *America West Airlines, Inc.* (available April 25, 1996); *Proler International Corp.* (available March 8, 1996); *Toys "R" Us, Inc.* (available December 1, 1995); *INDRESCO Inc.* (available October 31, 1995); *Bon-Ton Stores, Inc.* (available July 14, 1995); and *Par Pharmaceutical, Incorporated* (available June 19, 1991). Section 13.1-719.1 of the VSCA was in fact adapted from the widely-used Delaware holding company merger statute with modifications to suit the legal scheme in Virginia.

Background

The Company

The Company is the leading operator of discount variety stores offering merchandise at the fixed price of $1.00. The Company operates over 3,400 single-price point stores in forty-eight states under the names "Dollar Tree," "Dollar Bills," "Dollar Express" and "Deal$." The Company is a reporting company under the Exchange Act and is current in all of its reporting obligations under the Exchange Act.

As of January 5, 2008 the Company has an authorized capitalization consisting of: (i) 300,000,000 shares of Common Stock, par value $0.01 per share (the "**Company Common Stock**"), of which approximately 89,783,331 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, $0.01 par value, with no shares issued and outstanding. The Company Common Stock is registered under Section 12(b) of the Exchange Act and listed on the NASDAQ Global Market ("**Nasdaq**") under the symbol "DLTR." The Company's Board of Directors has the authority, without further shareholder action, to designate series of the preferred stock and to determine and fix the preferences, limitations and certain other rights of such series prior to issuance. As of the January 5, the Company had registered no class of its securities, whether equity or debt, under the Exchange Act other than the Company Common Stock, nor does it have any intention to do so, other than with respect to the Merger as described in this letter.

Holdco

Holdco will, as of the effective time of the Merger (the "**Effective Time**"), have an authorized capitalization that is identical to the authorized capitalization of the Company, as of the Effective Time. Based upon current circumstances, that capitalization will be as follows:

- The Articles of Incorporation of Holdco will provide for an authorized capitalization consisting of: (i) 300,000,000 shares of common stock, par value $0.01 per share ("**Holdco Common Stock**"), and (ii) 10,000,000 shares of preferred stock, $0.01 par value.

- Holdco's Board of Directors will have the authority, without further shareholder action, to designate series of preferred stock and to determine and fix the preferences, limitations and certain other rights of each series prior to issuance.

Immediately following the Merger, Holdco will have outstanding shares, Articles of Incorporation and By-Laws that are identical in substance to those of the Company prior to the Merger, except with respect to the companies' names and other technical, non-substantive matters. As a result of the Merger, however, the Company's Article of Incorporation shall be amended to delete the existing provision providing for staggering the terms of directors.

In addition, Holdco will have a board of directors, officers and consolidated assets and liabilities substantially identical to those of the Company prior to the Merger. The board of directors of Holdco will be divided into three classes having staggered three-year terms, in each case identical to those of the Company prior to the Merger.

Equity Plans

The Company currently maintains effective registration statements on Form S-8 with respect to the following equity-based compensation and benefit plans (each an "**Equity Plan**" and collectively, the "**Equity Plans**"):

- the Dollar Tree Stores, Inc. 2005 Employee Stock Purchase Plan (Reg. No. 333-126286);
- the Dollar Tree Stores, Inc. 2004 Executive Officer Equity Plan (Reg. No. 333-117337);
- the Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan (Reg. No. 333-106886);
- the Dollar Tree Stores, Inc. 2003 Non-employee Director Stock Option Plan (Reg. No. 333-106884);
- the Dollar Tree Stores, Inc. 2003 Equity Incentive Plan (Reg. No. 333-106883);
- the Dollar Tree Stores, Inc. 1998 Special Stock Option Plan (Reg. No. 333-61139);
- the Dollar Tree Stores, Inc. Employee Stock Purchase Plan (Reg. No. 33-92814);
- the Dollar Tree Stores, Inc. Stock Incentive Plan (Reg. Nos. 33-92812, 333-38735 and 333-41248); and

- the Dollar Tree Stores, Inc. Amended and Restated Stock Option Plan (Reg. No. 33-92816).

From and after the Effective Time, Holdco will assume all of the Company's obligations under each of the Equity Plans and Holdco will issue Holdco securities in lieu of the same form of Company securities under the Equity Plans. For example, each outstanding option to purchase Company Common Stock granted pursuant to an Equity Plan will be converted into an option to purchase the same number of shares of Holdco Common Stock. Holdco and the Company will execute and deliver such documents, and make such amendments to the Equity Plans, as necessary or appropriate to effect the assumption of the Equity Plans by Holdco and the inclusion of Holdco personnel. However, the amendments will not materially alter any of the benefits accruing to participants under the Equity Plans, including the number of securities to be issued.

The Merger

For the sole purpose of effecting the Merger, the Company will form Holdco, a wholly-owned subsidiary, and the Company and Holdco in turn will form Merger Sub, a wholly-owned subsidiary of Holdco. Both Holdco and Merger Sub will be Virginia corporations. Prior to the Merger, neither Holdco nor Merger Sub will have any liabilities, conduct any business or have any assets, other than minimal amounts of cash and cash equivalents representing their respective initial capitalizations and, in the case of Holdco, the stock of Merger Sub. To effect the Merger, the Company will enter into a Plan of Merger with Holdco and Merger Sub pursuant to which Merger Sub will merge with and into the Company. The Company, Holdco and Merger Sub will accomplish the Merger pursuant to Section 13.1-719.1 of the VSCA. Mergers effected pursuant to Section 13.1-719.1 of the VSAC do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights.

At the Effective Time, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation. This will result in the termination of Merger Sub's corporate existence and in the Company becoming a direct, wholly-owned subsidiary of Holdco. Also immediately after the Merger, the stock of Holdco that the Company owned will be transferred to Holdco or otherwise eliminated. As a result of the Merger:

- each person that owned the Company Common Stock immediately prior to the Merger will own a corresponding number of shares and percentage of the corresponding outstanding Holdco Common Stock;

- after the Effective Time, Holdco and its subsidiaries will continue to conduct the business and operations that the Company and its subsidiaries conducted immediately before the Effective Time; and

- the consolidated assets and liabilities of Holdco and its subsidiaries immediately after the Effective Time will be substantially identical to the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time.

The Company anticipates that the shareholders of the Company will not, as a direct result of the Merger, recognize gain or loss for United States federal income tax purposes.

Following the Merger, Holdco may restructure certain of Company's existing subsidiaries so that they become direct subsidiaries of Holdco. This restructuring will not affect the business or operations that the Company conducts.

Immediately after the Effective Time, Holdco Common Stock will be listed for trading on the Nasdaq Global Market, and the Company Common Stock will be withdrawn from listing. The Nasdaq Global Market will file a Form 25 under Rule 12d2-2, and after the time period specified in the rule has elapsed, the Company Common Stock will no longer be registered pursuant to Section 12 of the Exchange Act.

The Company will timely file a Current Report on Form 8-K when the parties enter into the Plan of Merger. The Company and/or Holdco, as appropriate, will file a Current Report on Form 8-K describing the Merger after the Effective Time. Additionally, as soon as practicable after the Effective Time, Holdco will issue a news release describing the Merger and will send a notice describing the Merger to its shareholders of record as of the date of the Effective Time.

Request

On behalf of the Company, we respectfully request your concurrence in the form of a no-action letter and/or interpretive opinion with respect to each of the following:

1. *Forms S-3, S-4 and S-8.* The Company's reporting history prior to the Merger may be considered to determine whether Holdco, as the successor registrant to the Company, meets the requirements for the use of or reduced disclosure on various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8.

2. *Rule 414*. For purposes of Rule 414 under the Securities Act, Holdco will be deemed a "successor issuer" and may continue the Company's current offerings on Form S-8 relating to the Company's Equity Plans by filing post-effective amendments to such registration statements under Rule 414.

3. *Rule 144*. The prior activities of the Company and the average weekly reported trading volume in the Company Common Stock may be taken into account in determining whether Holdco has complied with the information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the Securities Act. In addition, holders of shares of Holdco Common Stock that are restricted securities under Rule 144 will not be deemed to have acquired such shares on the date of the Merger, but instead may tack the periods during which they held the Company Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

4. *Rules 12g-3 and 12b-2*. As a result of the Merger, Holdco will be deemed a successor issuer of the Company and the Holdco Common Stock will be deemed registered under the Exchange Act by operation of Rule 12g-3 of the Exchange Act. As a result of the Merger, Holdco will be considered a large accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

5. *Schedules 13D and 13G*. Persons who have filed statements on Schedules 13D or 13G to report ownership interests in the Company Common Stock will not be required to file any additional or amended schedules as a result of the Merger, provided they note in their subsequent filings that Holdco is the successor issuer to the Company.

Discussion and Analysis

1. Forms S-3, S-4 and S-8

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. In our opinion, Holdco, as successor to the Company following the Merger, meets both of these requirements and should be eligible to use Form S-3.

Consistent with General Instruction I.A.7 to Form S-3, the succession of Holdco to the business, assets and liabilities of the Company pursuant to the Merger will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdco immediately after the Effective Time will be identical to the consolidated assets and liabilities of the Company immediately prior thereto. Immediately after the Effective Time, Holdco will represent the same consolidated financial position and total enterprise value as the Company prior to the Merger. Additionally, after the Effective Time, on a consolidated basis, Holdco will hold the same assets and liabilities and will conduct the same business and operations as the Company held and conducted prior to the Merger. After the Effective Time, the executive management of Holdco will be the same as the executive management of the Company immediately prior to the Merger. In the absence of any economic and substantive consequence, we believe that, following the Merger, Holdco should be deemed to be a successor registrant and should be able to include the prior reporting history of the Company in determining whether Holdco "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the 1933 Act and "satisfies the registrant requirements for use of S-3" as such phrase is used in the General Instructions to Form S-8. Such a determination would be consistent with *Roper Industries, Inc.*, supra; *Hecla Mining Company*, supra; *Matria Healthcare, Inc.*, supra; *Northwest Airlines Corporation* (available December 16, 1998); *World Access, Inc.* (available October 28, 1998); *Rouge Steel Co.*, supra; *Halliburton Company*, supra; *America West Airlines, Inc.*, supra; *Proler International Corp.*, supra; *INDRESCO Inc.*, supra; and *Toys "R" Us, Inc.*, supra.

Following the Merger, Holdco will file post-effective amendments to each of the Company's effective registration statements at the time of the Merger. In order for such registration statements to be effective upon consummation of the Merger, subject to a favorable response to this letter, Holdco intends that such amendments be filed and become effective promptly following the filing of such amendment or as soon thereafter as is practicable and prior to the filing by Holdco of its first annual report on Form 10-K.

2. Rule 414

Rule 414 under the Securities Act ("**Rule 414**"), provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then the registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement.

With two exceptions, the Merger will satisfy the conditions enumerated in Rule 414. The first exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Holdco will not directly acquire all of the assets and assume all of the liabilities and obligations of the Company. However, immediately after the Effective Time, all such assets and liabilities will remain with the Company. As a result, consistent with the spirit of Rule 414, Holdco will indirectly acquire all such assets and will assume all such liabilities and obligations as a result of its ownership of all of the capital stock of MergerSub, and the consolidated assets and liabilities of Holdco immediately after the Effective Time will be identical to the consolidated assets and liabilities of the Company immediately before the Merger. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b). The second exception is Rule 414(c), which requires shareholder approval of the Merger following the solicitation of proxies pursuant to Section 14(a) of the 1934 Act or the furnishing of information pursuant to Section 14(c) of the 1934 Act. As noted above, because shareholder approval of the Merger is not required pursuant to Section 13.1-719.1 of the VSCA, the Company does not intend to seek such approval and therefore will not need to solicit proxies or provide such information, although the Company and/or Holdco, as appropriate, will timely file a Current Report on Form 8-K describing the Merger promptly following the Effective Time. We believe the failure to meet the technical requirements of Rule 414(c) is not material and should not affect the application of Rule 414 because, in substance, the effect of a holding company reorganization is similar to a change in form of organization pursuant to successions that meet the requirements of Rule 414(c).

Again, subject to these two exceptions and the reasons we believe such exceptions should not affect the applicability of Rule 414, Holdco will comply with the conditions of Rule 414, including the amendment of the current Company registration statements pursuant to Rule 414(d) (which rule states that the successor issuer will file an amendment to the registration statements of the predecessor issuer expressly adopting such registration statements as its own registration statements for all purposes of the 1933 and the 1934 Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect).

For these reasons, it is our opinion that the Company's registration statements on Form S-8 should be deemed to be the corresponding registration statements of Holdco as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414 promulgated under the Securities Act, and that Holdco may file post-effective amendments to the Company's registration statements on Form S-8 as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the staff of the Division with respect to Rule 414 in the context of transactions similar to the Merger. See e.g., *Roper Industries, Inc.*, supra; *Matria Healthcare, Inc.*, supra; *Johnson Controls, Inc.*, supra; *Ampco-Pittsburgh Corporation* (available January 22, 2004); *Bon-Ton*, supra; *INDRESCO Inc.*, supra; and *Toys "R" Us*, supra.

3. Rule 144

Rule 144 imposes requirements on sales of restricted securities and sales of securities by and for the accounts of the affiliates of an issuer. Rule 144(c)(1) requires that, prior to the sale of any restricted securities under the rule, an issuer has been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale and has filed all applicable reports required to be filed under the Exchange Act during the 12 months preceding the sale, or such shorter time as the issuer was required to file such reports.

Immediately after the Effective Time, Holdco will have, on a consolidated basis, substantially identical assets, liabilities, business and operations as the Company, on a consolidated basis, immediately before the Effective Time and the Company has been subject to, and has complied and intends to continue to comply with, the reporting requirements of the Exchange Act for more than the past 12 months. We are of the opinion that, for purposes of Rule 144, Holdco may include the Company's reporting history and status prior to the Effective Time in determining whether Holdco has complied with the current public information requirements of Rule 144(c)(1) and thus, Holdco should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Effective Time if the Company has complied with the requirements of the rule until the Effective Time. Our opinion is consistent with the previous determinations of the staff of the Division in *Roper Industries, Inc.*, *Lamalie Associates, Inc.*, *El Paso Natural Gas Company*, *Proler International Corp.*, *Toys "R" Us, Inc.*, *INDRESCO Inc.*, and *Bon-Ton Stores, Inc.*, supra.

For the same reasons, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Effective Time and the average weekly reported volume of trading in the Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Effective Time may be taken into account by holders of Holdco Common Stock in determining the applicable limitation on the amount of stock that may be sold in compliance with Rule 144(e)(1) and (2) following the Merger. Our opinion is consistent with the previous determinations of the staff of the Division in *Roper Industries, Inc.*, *Lamalie Associates, Inc.*, and *El Paso Natural Gas Company*, supra.

We have noted that the Commission has recently provided relief for holders of securities acquired from an issuer in a transaction effected solely for the purpose of forming a holding company who wish to tack the periods during which they held securities of the predecessor issuer for purposes of satisfying the holding period requirements of Rule 144(d). See Rule 144(d)(3)(ix) (effective February 15, 2008); Rel. No. 33-8869, Revisions to Rules 144 and 145 (December 6, 2007), Fed.Sec.L.Rep. ¶88,024. We are therefore not requesting confirmation from the staff of the Division of our opinion that such tacking would be permitted in the Merger.

4. Rule 12g-3(c) and 12b-2

Rule 12g-3(c) under the Exchange Act provides that "[w]here in connection with a succession by merger, consolidation, exchange of securities or otherwise, securities of an issuer that are not previously registered pursuant to section 12 of the [Exchange] Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12(b) or (g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the [Exchange] Act . . ." It is our opinion that the Merger will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and that, therefore, the Holdco Common Stock, upon issuance, will be deemed registered under Section 12(b) of the Exchange Act.

Although the definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and not a holding company reorganization, it is clear from the no-action positions that the staff of the Division has taken in the past that the structure of the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. See *Roper Industries, Inc.*, *Hecla Mining Company*, *Lamalie Associates, Inc*, *El Paso Natural Gas Company*, *BMC West Corporation*, *America West Airlines, Inc.*, *Proler International Corp.*, *Toys "R" Us, Inc.* and *INDRESCO Inc.*, supra.

Additionally, in SEC Release 34-38850, dated July 18, 1997 (the "**1997 Release**"), the SEC specifically stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although Holdco will succeed to only one reporting issuer (the Company) as a part of the Merger, so that the Merger does not fall squarely within the scope of Rule 12g-3(c), which rule contemplates the succession of a non-reporting issuer to more than one reporting issuer, we believe the specific acknowledgement by the SEC in the 1997 Release that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Merger constitutes a succession for purposes of Rule 12g-3.

Shortly after the Effective Time, Holdco will file on a Form 8-K a statement that the Holdco Common Stock being issued in connection with the Merger is registered under Section 12(b) of the 1934 Act.

Accordingly, it is our opinion that, upon issuance of the Holdco Common Stock in exchange for the Company's Common Stock in the Merger, the Holdco Common Stock will be deemed registered under Section 12(b) of the 1934 Act.

Further, in accordance with Section 12 of the 1934 Act and the 1997 Release, Holdco will be the successor issuer of the Company. The Company is a large accelerated filer as defined by Rule 12b-2 of the 1934 Act. In our opinion, because Holdco will be the successor issuer to the Company, Holdco will be deemed a large accelerated filer. The staff of the Division has taken the position on prior occasions that a successor issuer would be a successor to a company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act. *See, e.g., Roper Industries, Inc.*, supra; *Matria Healthcare, Inc.* supra; *Aether Systems, Inc.* (available April 26, 2005); and *Johnson Controls, Inc.* supra. Therefore, we respectfully request that you concur in our opinion that Holdco, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

5. Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of any equity security registered pursuant to Section 12 file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. For the reasons discussed above, following the Merger, Holdco will, on a consolidated basis, represent the same company as did the Company prior to the Merger. Consequently, persons who have filed a Schedule 13D or 13G for the Company Common Stock should not be required to file a new or amended Schedule 13D or 13G after the Merger, if they state, in their next amendment to Schedule 13D or 13G, that Holdco is the successor to the Company for purposes of filings under Section 13(d).

Accordingly, it is our opinion that persons who have filed a Schedule 13D or 13G in connection with the acquisition of the Company Common Stock should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to their Schedule 13D or 13G that Holdco is deemed the successor issuer to the Company. Our opinion is consistent with the previous determinations of the staff of the Division in *Roper Industries, Inc.*, *Lamalie Associates, Inc.*, *El Paso Natural Gas Company*, *Rouge Steel Co.*, *BMC West Corporation*, *America West Airlines, Inc.*, and *Toys "R" Us., Inc.*, supra.

Authority for Conclusions Expressed Above

In drawing our conclusions expressed above, we have relied in significant part upon requests for no-action letters and/or interpretive opinions, and responses of the staff of the Division to such requests, in reference to corporate reorganizations that were substantially similar to the Merger, including *Roper Industries, Inc.*, supra; *Hecla Mining Company*, supra; *Lamalie Associates, Inc.*, supra; *El Paso Natural Gas Company*, supra; *Rouge Steel Co.*, supra; *BMC West Corporation*, supra; *Halliburton Company*, supra; *America West Airlines, Inc.*, supra; *Proler International Corp.*, supra; *Toys "R" Us, Inc.*, supra; *INDRESCO Inc.*, supra; *Bon-Ton Stores, Inc.*, supra; *First Mutual Savings Bank* (available October 8, 1999); and *Par Pharmaceutical, Incorporated*, supra.

Conclusion

In view of the foregoing, we respectfully request your confirmation that the staff of the Division will not recommend any enforcement action to the Commission with respect to the items discussed herein if the Company completes the Merger.

On behalf of the Company, and in light of the Company's desire to consummate the Merger as promptly as possible, we respectfully request your response as soon as possible. If the Division's staff disagrees with any of our conclusions, or is not inclined to grant the advice or relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the staff prior to any written response to this letter. If you have any questions or if you require any additional information concerning this letter and the matters we discuss in this letter, please contact me at (202) 293-8117 or you may contact my colleague William A. Old, Jr. at (757) 629-0619.

Please acknowledge receipt of this letter by stamping the file copy and returning it to the undersigned in the envelope enclosed for that purpose.

Sincerely yours,



John S. Mitchell, Jr.

EXHIBIT A

§ 13.1-719.1. Formation of a holding company.

A. In this section:

"Constituent corporation" means a corporation which, from the incorporation of the holding company until consummation of a merger governed by this section, was at all times the sole direct parent of the holding company and whose shares are converted into shares of the holding company in such merger.

"Holding company" means a corporation which, from its incorporation until consummation of a merger governed by this section, was at all times a direct wholly-owned subsidiary of the constituent corporation and whose shares are issued in such merger in exchange for the shares of the constituent corporation.

"Indirect subsidiary" means a corporation which, from its incorporation until consummation of a merger governed by this section, was at all times a direct wholly-owned subsidiary of the holding company.

B. Unless its articles of incorporation otherwise provide, a constituent corporation may merge an indirect subsidiary into itself, or may merge itself into an indirect subsidiary, without the approval of the shareholders of the constituent corporation or the board of directors or shareholders of the indirect subsidiary, if:

1. Such constituent corporation and indirect subsidiary are the only parties to the merger;

2. The provisions in the articles of incorporation and bylaws of the constituent corporation and the holding company at the effective date of the merger are identical as they relate to:

a. The designation, number, and par value of each class and series of shares that are authorized, and the preferences, rights and limitations of each class and series of shares;

b. Any terms of the shares that are dependent upon facts objectively ascertainable outside of the articles of incorporation or that vary among the holders of the same class or series;

c. The preemptive right of the shareholders to acquire unissued shares, provided, however, that if the constituent corporation was formed on or before December 31, 2005, and its articles of incorporation do not deny the preemptive right of its shareholders, and the holding company was formed after December 31, 2005, the articles of incorporation of the holding company must provide that its shareholders have the preemptive right to acquire the holding company's unissued shares to the same extent the shareholders of the constituent corporation had a preemptive right to acquire unissued shares of the constituent corporation;

d. The definition, limitation, and regulation of the powers of the corporation, its directors, and shareholders;

e. The management of the business and regulation of the affairs of the corporation; and

f. For purposes of subdivision 2 c of this subsection, shares include any warrants, rights or options to acquire any such shares or any security or other obligation of the corporation convertible into any such shares or into warrants, rights or options to acquire any such shares.

3. Each share or fraction of a share of the constituent corporation outstanding immediately prior to the effective date of the merger is converted in the merger into a share or equal fraction of a share of the holding company having the same preferences, rights, and limitations as the share or fraction of a share of the constituent corporation being converted in the merger;

4. Each right to acquire shares of the constituent corporation outstanding immediately prior to the effective date of the merger is converted in the merger into a right to acquire shares of the holding company having the same preferences, rights, and limitations as the right to acquire shares of the constituent corporation being converted in the merger; and

5. The directors of the constituent corporation become or remain the directors of the holding company upon the effective date of the merger.

C. Notwithstanding any provision in this chapter to the contrary, a plan of merger adopted pursuant to this section may include:

1. If the indirect subsidiary is the survivor:

a. An amendment or restatement of the indirect subsidiary's articles of incorporation to change the name of the indirect subsidiary to a name that satisfies the requirements of this chapter; and

b. A provision that the shares of the holding company into which the shares of the constituent corporation are converted in the merger may be represented by the share certificates that previously represented shares of the constituent corporation, if the holding company adopts the former name of the constituent corporation by filing articles of amendment that are effective immediately following consummation of the merger; and

2. If the constituent corporation is the survivor:

a. An amendment or restatement of the constituent corporation's articles of incorporation:

(1) To change the name of the constituent corporation to a name that satisfies the requirements of this chapter;

(2) To delete any existing provisions that authorize the issuance of or relate to multiple classes or series of shares and to add one or more provisions that authorize a new, single class of shares with unlimited voting rights in lieu thereof;

(3) To delete any existing provision that provides for staggering the terms of directors pursuant to § 13.1-678; or

(4) To make any change permitted by § 13.1-706;

b. A provision that one or more of the directors of the constituent corporation immediately prior to the effective date of the merger will no longer be directors of the constituent corporation immediately following the effective date of the merger; and

c. A provision that the shares of the holding company into which the shares of the constituent corporation are converted in the merger may be represented by the share certificates that previously represented shares of the constituent corporation, if the constituent corporation adopts a new name in the merger that is distinguishable upon the records of the Commission and the holding company adopts the former name of the constituent corporation by filing articles of amendment that are effective immediately following consummation of the merger.

D. Articles of merger filed with respect to a merger authorized by this section shall include a statement that the plan of merger did not require approval by the shareholders of the constituent corporation or by the board of directors or shareholders of the indirect subsidiary because the merger was authorized by this section and that the conditions specified in subsection B of this section have been satisfied.

E. Except as provided in this section, a merger governed by this section shall comply with the provisions of this article applicable to mergers generally.

F. From and after the effective date of a merger adopted by a constituent corporation pursuant to this section:

1. To the extent the restrictions of § 13.1-725.1 or § 13.1-728.2 applied to the constituent corporation and its shareholders at the effective date of the merger, such restrictions shall apply to the holding company and its shareholders immediately after the effective date of the merger as though it were the constituent corporation, and all shares of the holding company acquired in the merger shall for purposes of §§ 13.1-725.1 and 13.1-728.2 be deemed to have been acquired at the time that the shares of the constituent corporation converted in the merger were acquired, and provided further that:

a. Any shareholder who immediately prior to the effective date of the merger was not an interested shareholder within the meaning of § 13.1-725 shall not solely by reason of the merger become an interested shareholder of the holding company; and

b. Any shares which immediately prior to the effective date of the merger were not interested shares within the meaning of § 13.1-728.1 shall not solely by reason of the merger become interested shares of the holding company; and

2. To the extent a shareholder of the constituent corporation immediately prior to the effective date of the merger had standing to institute or maintain a derivative proceeding on behalf of the constituent corporation, consummation of the merger shall not be deemed to limit or extinguish such standing.

3. To the extent a voting trust authorized by § 13.1-670, a voting agreement authorized by § 13.1-671, a shareholder agreement authorized by § 13.1-671.1, a proxy or any similar agreement or

instrument applied to the constituent corporation, its shares or its shareholders at the effective date of the merger, such voting trust, voting agreement, shareholder agreement, proxy or other agreement or instrument shall apply to the holding company and its shares and shareholders immediately following consummation of the merger to the same extent that it applied to the constituent corporation and its shares and shareholders immediately prior to consummation of the merger.

END